SECOND AMENDMENT TO THE
RESTRUCTURING AND LOCK UP AGREEMENT

WHEREAS, the Parties entered into that certain Restructuring and Lock Up Agreement, dated as of September 3, 2009 and amended on September 14, 2009 (the "Agreement") for the purpose of mutually agreeing to the terms of a pre-packaged bankruptcy filing of the Nortek Parties;

WHEREAS, the Agreement provides that (a) no later than October 20, 2009, the Nortek Parties shall file voluntary petitions for relief under chapter 11 of the Bankruptcy Code, (b) the Agreement may be terminated by a specified vote of the Consenting Debtholders on October 20, 2009, unless the Nortek Parties have commenced chapter 11 cases and (c) the Forbearance Period shall terminate on the earlier of (i) the Commencement Date, (ii) the date of an occurrence of a Forbearance Default or (iii) October 20, 2009;

WHEREAS, in entering into the Agreement, it was the intention of the Parties thereto that the Nortek Parties would commence their chapter 11 cases no later than October 20, 2009;

WHEREAS, the Agreement provides that once effective, it may be amended in accordance with Section 8 of the Agreement; and

WHEREAS, the Nortek Parties and the Consenting Debtholders constituting the Requisite Debtholder Consent have agreed to enter into this amendment of the Agreement (this "Second Amendment") to amend the Agreement, effective as of October 19, 2009, to extend the date by which the Nortek Parties shall be required to commence the chapter 11 cases.

NOW, THEREFORE, in consideration of the foregoing, the mutual agreements and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   In Section 2.01 of the Agreement, "October 20, 2009" shall be deleted, and "11:59 PM, prevailing Eastern time, on October 27, 2009" shall be inserted in lieu thereof.

2.   In Section 3.03(a)(iii) of the Agreement, "October 20, 2009" shall be deleted, and "11:59 PM, prevailing Eastern time, on October 27, 2009" shall be inserted in lieu thereof.

3.   In Section 7.01(g) of the Agreement, "October 20, 2009" shall be deleted, and "11:59 PM, prevailing Eastern time, on October 27, 2009" shall be inserted in lieu thereof.

4.   The Parties also clarify and confirm their agreement that Section 11.6 of the Prepackaged Plan is intended to provide that each Person who is entitled to receive a distribution under the Prepackaged Plan shall release all "Released Parties" (as defined in the Prepackaged Plan) in respect of any and all applicable Claims, demands, causes of action and the like that such Person may have (including, without limitation, any NTK 10-3/4% Notes Claims or NTK Holdings Senior Secured Loan Claims (each as defined in the Prepackaged Plan) such Person may hold), without

regard to whether or not the Prepackaged Plan is confirmed with respect to NTK Holdings and/or Nortek Holdings.

5.　　This Second Amendment may be executed in one or more counterparts, each of which, when so executed, shall constitute an original and all of which shall constitute one instrument. The counterparts may be delivered by facsimile transmission or by electronic mail in portable document format (.pdf).

6.　　This Second Amendment shall be effective as of October 19, 2009, upon the execution of the Nortek Parties and the Consenting Debtholders constituting the Requisite Debtholder Consent, and shall only be amended in accordance with Section 8 of the Agreement.

7.　　Except as specifically amended or consented to herein, there are no other amendments, modifications, or other alterations to the Agreement.

8.　　Capitalized terms not defined herein shall have the meanings given to them in the Agreement, and in the event of any inconsistency between the two, the Agreement shall control.

IN WITNESS WHEREOF, the Parties have executed this Second Amendment on the day and year first above written.

	NTK HOLDINGS, INC.
	By: /s/Kevin W. Donnelly Name: Kevin W. Donnelly Title: Vice President, General Counsel
	NORTEK HOLDINGS, INC.
	By: /s/Kevin W. Donnelly Name: Kevin W. Donnelly Title: Vice President, General Counsel
	NORTEK, INC.
	By: /s/Kevin W. Donnelly Name: Kevin W. Donnelly Title: Vice President, General Counsel

AIGIS MECHTRONICS, INC.
BROAN-MEXICO HOLDINGS, INC.
BROAN-NUTONE LLC
BROAN-NUTONE STORAGE SOLUTIONS LP
CES GROUP, INC.
CES INTERNATIONAL LTD.
CLEANPAK INTERNATIONAL, INC.
ELAN HOME SYSTEMS, L.L.C.
GEFEN, INC.
GOVERNAIR CORPORATION
GTO, INC.
HC INSTALLATIONS, INC.
HUNTAIR, INC.
INTERNATIONAL ELECTRONICS, INC.
LINEAR H.K. LLC
LINEAR LLC
LITE TOUCH, INC.
MAGENTA RESEARCH LTD.
MAMMOTH-WEBCO, INC.
NILES AUDIO CORPORATION
NORDYNE INC.
NORDYNE INTERNATIONAL, INC.
NORTEK INTERNATIONAL, INC.
NUTONE LLC
OMNIMOUNT SYSTEMS, INC.
OPERATOR SPECIALTY COMPANY, INC.
PACIFIC ZEPHYR RANGE HOOD, INC.
PANAMAX INC.
RANGAIRE GP, INC.
RANGAIRE LP, INC.
SECURE WIRELESS, INC.
SPEAKERCRAFT, INC.
TEMTROL, INC.
WDS LLC
XANTECH CORPORATION
ZEPHYR CORPORATION

By: /s/ Kevin W. Donnelly
Name: Kevin W. Donnelly
Title: Vice President and Secretary

(of entity listed or as an officer of the managing member, sole
member or general partner)

	Capital Research and Management Company, for and on behalf of various funds it manages By: /s/ Michael J. Downer Name: Michael J. Downer Title: Senior Vice President Address: 333 South Hope Street, 55th Floor Los Angeles, CA 90071 Attn: Kristine Nishiyama Tel: (213) 486-9652 Fax: (213) 615-0430 Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes: 8-1/2% Notes: _____ 10% Notes _____

	[CONSENTING DEBTHOLDER]
	By: <u>ACOF Operating Manager III, LLC, its manager</u> Name: Jeffrey Schwartz Title: Vice President Address: Attn: Tel: Fax: Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes: 8-1/2% Notes: _____ 10% Notes: _____ 10-3/4% Notes: _____

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first written above.

| | GOLDMAN SACHS ASSET MANAGEMENT, L.P., on behalf of its Advised clients listed on the Schedule attached hereto

By: /s/ Roberta Goss
Name: Roberta Goss
Title: Managing Director

Address: 32 Old Slip
            24th Floor
            New York, NY 10005
Attn: Roberta Goss
Tel: 212-902-1000
E-mail: Roberta.goss@gs.com

with a copy to:

Jon Yoder
1 New York Plaza
New York, NY 10004
Tel: 212-902-1000
Fax: 212-256-5597
E-mail   jon.yoder@gs.com |
| | |

Schedule to Goldman Sachs Asset Management, L.P. signature page

Advised Client	Aggregate Principal Amount of 8-1/2% Notes	Aggregate Principal Amount of 102% Notes	Aggregate Principal Amount of 10-3/4% Notes
Alaska Permanent Fund Corporation			
Universal-Investment-GmbH re/Bayvk R2			
California State Teachers' Retirement Systems			
Goldman Sachs Collective Trust High Yield Implementation Vehicle			
Daughters of Charity Fund P			
Investeringsforeningen Laegernes Pensioninvesterings			
Goldman Sachs High Yield Fund			
Goldman Sachs Global High Yield Portfolio II			
Lyondell Master Trust			
Helaba Invest Kapitalanlagegesellschaft re/OSD			
Blackrock Investment Management (UK) Limited			
Cominvest Asset Management S.A.			
Factory Mutual Insurance Company			
State Street Bank & Trust Company, as trustee for First Plaza Group Trust II			
Goldman Sachs Global High Yield Bond Sub-Trust			
JPMorgan Chase 401(k) Savings Plan			
Kern County Employees'			

Retirement Association (KCERA)			
Goldman Sachs Liquidity Partners 2007, L.P.			
Goldman Sachs Liquidity Partners 2007 Offshore, L.P.			
Mediolanum Asset Management Ltd.			
MeadWestvaco Corporation Master Retirement Trust			
Goldman Sachs Global Opportunities Fund, LLC			
Goldman Sachs Global Opportunities Fund Offshore, Ltd.			
The Regents of the University of California Pioneer Austria Re. ORF			
GuideStone Funds: Medium Duration Bond Fund			
Goldman Sachs Collective Trust Core Plus Fixed Income Fund			
Ford Motor Company Master Trust Fund			
Universal Investment GmbH re/ Hewlett Packard Trust e.V.			
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO			
Internationale Kapitalanlagegesellschaft GmbH re/TGV PB24			
Orizaha, LP			

	Fidelity Management & Research Company on behalf of Fidelity Central Investment Portfolios LLC: Fidelity High Income Central Fund 2
	By: /s/ J. Gregory Wass Name: J. Gregory Wass Title: Assistant Treasurer Address: Fidelity Investments 82 Devonshire Street, V13H Boston, MA 02109 Attn: Nate Van Duzer Tel: 617-392-8129 Fax: 617-392-1605 Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes: 8-1/2% Notes: _____ 10% Notes: _____ 10-3/4% Notes: _____

	Fidelity Management & Research Company on behalf of Variable Insurance Products Fund V: Strategic Income Portfolio By: /s/ J. Gregory Wass Name: J. Gregory Wass Title: Assistant Treasurer Address: Fidelity Investments 82 Devonshire Street, V13H Boston, MA 02109 Attn: Nate Van Duzer Tel: 617-392-8129 Fax: 617-392-1605 Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes: 8-1/2% Notes: _____ 10% Notes: _____ 10-3/4% Notes: _____

	Fidelity Management & Research Company on behalf of Fidelity School Street Trust: Fidelity Strategic Income Fund By: /s/ J. Gregory Wass Name: J. Gregory Wass Title: Assistant Treasurer Address: Fidelity Investments 82 Devonshire Street, V13H Boston, MA 02109 Attn: Nate Van Duzer Tel: 617-392-8129 Fax: 617-392-1605 Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes: 8-1/2% Notes: _____ 10% Notes: _____ 10-3/4% Notes: _____

| | Fidelity Management & Research Company on behalf of Fidelity Advisor Series II: Fidelity Advisor Strategic Income Fund

By: /s/ J. Gregory Wass
Name: J. Gregory Wass
Title: Assistant Treasurer

Address: Fidelity Investments
          82 Devonshire Street, V13H
          Boston, MA 02109
Attn: Nate Van Duzer
Tel: 617-392-8129
Fax: 617-392-1605

Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes:

8-1/2% Notes: _____
10% Notes: _____
10-3/4% Notes: _____ |

| | Fidelity Management & Research Company on behalf of Fidelity Summer Street Trust: Fidelity Capital & Income Fund

By: /s/ J. Gregory Wass
Name: J. Gregory Wass
Title: Assistant Treasurer

Address: Fidelity Investments
82 Devonshire Street, V13H
Boston, MA 02109
Attn: Nate Van Duzer
Tel: 617-392-8129
Fax: 617-392-1605

Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes:

8-1/2% Notes: _____
10% Notes: _____
10-3/4% Notes: _____ |

	Fidelity Management & Research Company on behalf of Fidelity Summer Street Trust: Fidelity High Income Fund
	By: /s/ J. Gregory Wass
	Name: J. Gregory Wass
	Title: Assistant Treasurer
	Address: Fidelity Investments 82 Devonshire Street, V13H Boston, MA 02109
	Attn: Nate Van Duzer
	Tel: 617-392-8129
	Fax: 617-392-1605
	Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes:
	8-1/2% Notes: _____
	10% Notes: _____
	10-3/4% Notes: _____

	Fidelity Management & Research Company on behalf of Fidelity Puritan Trust: Fidelity Puritan Fund By: /s/ J. Gregory Wass Name: J. Gregory Wass Title: Assistant Treasurer Address: Fidelity Investments 82 Devonshire Street, V13H Boston, MA 02109 Attn: Nate Van Duzer Tel: 617-392-8129 Fax: 617-392-1605 Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes: 8-1/2% Notes: _____ 10% Notes: _____ 10-3/4% Notes: _____

	Fidelity Management & Research Company on behalf of Master Trust Bank of Japan Ltd. Re: Fidelity US High Yield By: /s/ J. Gregory Wass Name: J. Gregory Wass Title: Assistant Treasurer Address: Fidelity Investments 82 Devonshire Street, V13H Boston, MA 02109 Attn: Nate Van Duzer Tel: 617-392-8129 Fax: 617-392-1605 Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes: 8-1/2% Notes: _____ 10% Notes: _____ 10-3/4% Notes: _____

| | Fidelity Management & Research Company on behalf of Fidelity Funds – US High Income

By: /s/ J. Gregory Wass
Name: J. Gregory Wass
Title: Assistant Treasurer

Address: Fidelity Investments
82 Devonshire Street, V13H
Boston, MA 02109
Attn: Nate Van Duzer
Tel: 617-392-8129
Fax: 617-392-1605

Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes:

8-1/2% Notes: _____
10% Notes: _____
10-3/4% Notes: _____ |

	The Assets Management Committee of Coca-Cola Company Master Retirement Trust
	
	By: /s/ Dave Censorio
	Name: Dave Censorio
	Title: Vice President
	
	Address: Fidelity Investments
	           82 Devonshire Street, V13H
	           Boston, MA 02109
	Attn: Nate Van Duzer
	Tel: 617-392-8129
	Fax: 617-392-1605
	
	Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes:
	
	8-1/2% Notes: _____
	10% Notes: _____
	10-3/4% Notes: _____

	Pyramis High Yield Fund, LLC
	By: /s/ Dave Censorio Name: Dave Censorio Title: Vice President Address: Fidelity Investments 82 Devonshire Street, V13H Boston, MA 02109 Attn: Nate Van Duzer Tel: 617-392-8129 Fax: 617-392-1605 Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes: 8-1/2% Notes: _____ 10% Notes: _____ 10-3/4% Notes: _____

	Illinois Municipal Retirement Fund

	By: /s/ Dave Censorio
	Name: Dave Censorio
	Title: Vice President
	
	Address: Fidelity Investments
	    82 Devonshire Street, V13H
	    Boston, MA 02109
	Attn: Nate Van Duzer
	Tel: 617-392-8129
	Fax: 617-392-1605
	
	Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes:
	
	8-1/2% Notes: _____
	10% Notes: _____
	10-3/4% Notes: _____

	The Japan Trustee Service Bank LTD Re: MATB Fidelity High Yield Bond Open Mother By: /s/ Dave Censorio Name: Dave Censorio Title: Vice President Address: Fidelity Investments 　　　　　82 Devonshire Street, V13H 　　　　　Boston, MA 02109 Attn: Nate Van Duzer Tel: 617-392-8129 Fax: 617-392-1605 Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes: 8-1/2% Notes: _____ 10% Notes: _____ 10-3/4% Notes: _____

	Fidelity Global Bond Series-US Dollar Monthly Income-US High Yield Pool By: /s/ Dave Censorio Name: Dave Censorio Title: Vice President Address: Fidelity Investments 82 Devonshire Street, V13H Boston, MA 02109 Attn: Nate Van Duzer Tel: 617-392-8129 Fax: 617-392-1605 Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes: 8-1/2% Notes: _____ 10% Notes: _____ 10-3/4% Notes: _____

| | IG CAA High Yield Sec

By: /s/ Dave Censorio
Name: Dave Censorio
Title: Vice President

Address: Fidelity Investments
            82 Devonshire Street, V13H
            Boston, MA 02109
Attn: Nate Van Duzer
Tel: 617-392-8129
Fax: 617-392-1605

Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes:

8-1/2% Notes: _____
10% Notes: _____
10-3/4% Notes: _____ |

| | The Japan Trustee Services Bank LTD Re: STB Fidelity Strategic Income Fund Mother

By: /s/ Dave Censorio
Name: Dave Censorio
Title: Vice President

Address: Fidelity Investments
          82 Devonshire Street, V13H
          Boston, MA 02109
Attn: Nate Van Duzer
Tel: 617-392-8129
Fax: 617-392-1605

Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes:

8-1/2% Notes: _____
10% Notes: _____
10-3/4% Notes: _____ |

	Fidelity Investments Canada ULC, As Trustee of The Fidelity Balanced High Income Fund
	
	By: /s/ Peter Bowen
	Name: Peter Bowen
	Title: VP & Fund Treasurer
	
	Address: Fidelity Investments
	       82 Devonshire Street, V13H
	       Boston, MA 02109
	Attn: Nate Van Duzer
	Tel: 617-392-8129
	Fax: 617-392-1605
	
	Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes:
	
	8-1/2% Notes: _____
	10% Notes: _____
	10-3/4% Notes: _____

	Fidelity Investments Canada ULC, As Trustee of The Fidelity American High Yield Fund By: /s/ Peter Bowen Name: Peter Bowen Title: VP & Fund Treasurer Address: Fidelity Investments 82 Devonshire Street, V13H Boston, MA 02109 Attn: Nate Van Duzer Tel: 617-392-8129 Fax: 617-392-1605 Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes: 8-1/2% Notes: _____ 10% Notes: _____ 10-3/4% Notes: _____

	Fidelity Investments Canada ULC, As Trustee of The Fidelity Canadian Asset Allocation Fund

	By: /s/ Peter Bowen
	Name: Peter Bowen
	Title: VP & Fund Treasurer
	
	Address: Fidelity Investments
	  82 Devonshire Street, V13H
	  Boston, MA 02109
	Attn: Nate Van Duzer
	Tel: 617-392-8129
	Fax: 617-392-1605
	
	Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes:
	
	8-1/2% Notes: _____
	10% Notes: _____
	10-3/4% Notes: _____

	Franklin Advisers, Inc. By: /s/ Edward D. Perks Name: Edward D. Perks Title: Senior Vice President Franklin Templeton Investments One Franklin Parkway San Mateo, CA 94403 Attn: Christine P. Villaluz Tel: 650-312-3032 Fax: 916-463-1984 Aggregate principal amount of Notes beneficially owned or managed on behalf of accounts that hold or beneficially own such Notes: 8-1/2% Notes: _____ 10% Notes: _____ 10-3/4% Notes: _____